Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – MARCH 31, 2023

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

Index to Unaudited Condensed Consolidated Financial Statements
for the three months ended March 31, 2023

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2023 and 2022	3
Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2023 and December 31, 2022	4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2023 and 2022	5
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2023 and 2022	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7
1.	Summary of significant accounting policies and other disclosures		7
	a)	Reporting entity and the Group’s structure	7
	b)	Basis of preparation	7
2.	Other income		8
3.	Net financial result		8
4.	Other assets		9
5.	Financial assets and financial liabilities		9
6.	Cash and cash equivalents		10
7.	Equity		10
8.	Share-based payments		10
	a)	Equity settled share-based payment arrangements	10
	b)	Share-based payment expense recognized	10
9.	Protective foundation		11
10.	Subsequent events		12

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2023 and 2022

		For the three months ended March 31,
	Note	2023 (unaudited)	2022 (unaudited)
		(in €, except for share data)
Operating expenses
Research and development expenses		(14,731,908)	(10,471,923)
General and administrative expenses		(3,608,554)	(4,387,443)
Total operating expenses		(18,340,462)	(14,859,366)
Other income	2	7,746,189	1,593
Other expenses		(566)	(565)
Operating result		(10,594,839)	(14,858,338)
Finance income	3	456,036	27,962
Finance expenses	3	(5,528)	(24,586)
Foreign exchange result	3	(1,137,310)	727,933
Other financial result	3	197,808	125,000
Income taxes		—	—
Loss for the period		(11,083,833)	(14,002,030)

Share information
Weighted average number of shares outstanding		44,771,703	44,203,763
Loss per share (basic/diluted)		(0.25)	(0.32)

Loss for the period		(11,083,833)	(14,002,030)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(16,785)	1,309,875
Total comprehensive loss		(11,100,618)	(12,692,154)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2023 and December 31, 2022

	Note	March 31, 2023 (unaudited)	December 31, 2022
		(in €)
ASSETS
Non-current assets
Property and equipment		306,371	328,920
Right-of-use assets		1,214,865	1,311,809
Intangible assets		114,847	138,905
Other assets	4	297,021	308,066
Financial assets	5	7,969,071	2,900,902
Total non-current assets		9,902,175	4,988,602
Current assets
Current other assets	5	5,956,752	14,170,510
Income tax receivable		2,141,785	1,432,087
Financial assets from government grants	5	3,434,047	732,971
Other financial assets	5	62,779,179	64,810,135
Cash and cash equivalents	6	2,097,250	16,265,355
Total current assets		76,409,014	97,411,058
TOTAL ASSETS		86,311,189	102,399,660

EQUITY AND LIABILITIES
Equity
Issued capital	7	5,373,000	5,364,452
Share premium	6	282,668,032	282,552,633
Other capital reserves	7	37,842,612	36,635,564
Accumulated deficit		(254,544,123)	(243,460,290)
Other components of equity		7,240,295	7,257,081
Total equity		78,579,816	88,349,440
Non-current liabilities
Lease liabilities		896,331	987,307
Other liabilities		36,877	36,877
Total non-current liabilities		933,208	1,024,184
Current liabilities
Trade and other payables	5	4,616,092	4,987,538
Liabilities from government grants received	5	1,175,487	6,209,266
Lease liabilities		365,457	369,376
Employee benefits		477,535	1,312,248
Other liabilities		163,594	147,608
Total current liabilities		6,798,165	13,026,036
Total liabilities		7,731,373	14,050,220
TOTAL EQUITY AND LIABILITIES		86,311,189	102,399,660

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2023 and 2022

	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other com- ponents of equity	Total equity
Balance as of January 1, 2023		44,703,763	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period		—	—	—	—	(11,083,833)	—	(11,083,833)
Exchange differences on translation of foreign currency		—	—	—	—	—	(16,785)	(16,785)
Total comprehensive loss		—	—	—	—	(11,083,833)	(16,785)	(11,100,618)
Equity-settled share-based payments	7	—	—	—	1,207,048	—	—	1,207,048
Share options exercised		71,234	8,548	115,399	—	—	—	123,947
Balance as of March 31, 2023*		44,774,997	5,373,000	282,668,032	37,842,612	(254,544,123)	7,240,295	78,579,816

Balance as of January 1, 2022		44,203,763	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period		—	—	—	—	(14,002,030)	—	(14,002,030)
Exchange differences on translation of foreign currency		—	—	—	—	—	1,309,875	1,309,875
Total comprehensive loss		—	—	—	—	(14,002,030)	1,309,875	(12,692,155)
Equity-settled share-based payments	7	—	—	—	2,530,775	—	—	2,530,775
Balance as of March 31, 2022*		44,203,763	5,304,452	280,310,744	33,121,984	(227,977,709)	4,360,146	95,119,617

*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2023 and 2022

		For the three months ended March 31,
	Note	2023 (unaudited)	2022 (unaudited)
		(in €)
Operating activities
Loss for the period		(11,083,833)	(14,002,030)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		147,969	153,321
Net finance income	3	488,994	(856,308)
Share-based payment expense	8	1,207,048	2,530,775
Net foreign exchange differences	3	(106,793)	135,826
Changes in:
Financial assets from government grants	5	(2,701,076)	—
Other assets		7,515,105	(1,405,328)
Employee benefits		(834,713)	(732,876)
Other liabilities		15,986	(6,844)
Liabilities from government grants received	5	(5,033,779)	—
Trade and other payables		(371,445)	928,526
Interest received	3	245,971	420,916
Interest paid	3	(5,627)	(24,641)
Net cash used in operating activities		(10,516,193)	(12,858,662)
Investing activities
Purchase of intangible assets, property and equipment		(6,046)	(7,828)
Purchase of current financial assets		(25,120,832)	—
Proceeds from the maturity of financial assets		21,540,578	26,488,950
Net cash from/(used in) investing activities		(3,586,300)	26,481,122
Financing activities
Proceeds from exercise of share options	8	123,947	—
Repayment of lease liabilities		(93,744)	(90,806)
Net cash from/(used in) financing activities		30,202	(90,806)
Net increase/(decrease) in cash and cash equivalents		(14,072,291)	13,531,653
Effect of exchange rate changes on cash and cash equivalents		(95,814)	314,639
Cash and cash equivalents at beginning of period		16,265,355	26,249,995
Cash and cash equivalents at end of period	6	2,097,250	40,096,286

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical group focused on applying its proprietary anti-C5a and C5aR technologies to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. On April 4, 2023, the US Food and Drug Administration (FDA) issued an EUA for the emergency use of the Company’s monoclonal anti-C5a antibody vilobelimab, under the brand name Gohibic, for the treatment of COVID-19 in hospitalized adults; refer to Note 11 for additional information regarding this event.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries, InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together referred to as the “Group”).

b)	Basis of preparation

These interim condensed consolidated financial statements for the three-month reporting periods ended March 31, 2023, and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in our annual report for the year ended December 31, 2022 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on May 10, 2023.

The financial statements are presented in Euro (€). The Euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of  InflaRx Pharmaceuticals Inc. is the U.S. dollar. Effective January 1, 2023, the functional currency of InflaRx N.V. changed from the U.S. dollar to the Euro due to a change in the Company’s operational function and, in turn, a change in the primary currency of its underlying transactions. A change in functional currency is accounted for prospectively.

All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023 as set out below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments were adopted effective January 1, 2023, and do not have a material impact on the consolidated financial statements of the Group:

•	IFRS 17 Insurance Contracts

•	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

•	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies -

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IFRS 16 Leases: Leases on Sale and Leaseback

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

2.	Other income

Other income was €7.7 million, which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab in severe COVID-cases, including our expenses related to the clinical development and manufacturing process development.

	For the three months ended March 31,
	2023 (unaudited)	2022 (unaudited)
	(in €)
Other income from government grants	7,734,855	—
Further other income	11,334	1,593
Total	7,746,189	1,593

3.	Net financial result

The net financial result comprises the following items for the three months ended March 31:

	For the three months ended March 31,
	2023 (unaudited)	2022 (unaudited)
	(in €)
Finance income
Interest income	456,036	27,962
Finance expenses
Interest expenses	(5,108)	(19,859)
Interest on lease liabilities	(420)	(4,727)
Total	450,508	3,376

Interest income results from marketable securities and short-term deposits held by the Company and its subsidiary InflaRx GmbH.

	For the three months ended March 31,
	2023 (unaudited)	2022 (unaudited)
	(in €)
Foreign exchange result
Foreign exchange income	290,525	1,110,408
Foreign exchange expense	(1,427,835)	(382,475)
Total	(1,137,310)	727,933

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH and InflaRx N.V..

	For the three months ended March 31,
	2023 (unaudited)	2022 (unaudited)
	(in €)
Other financial result	197,808	125,000

Other financial result is due to the expected credit loss allowance, which is deducted from the Company’s current and non-current financial assets.

4.	Other assets

	As of March 31, 2023 (unaudited)	As of December 31, 2022
	(in €)
Non-current other assets
Prepaid expense	297,021	308,066
Total	297,021	308,066
Current other assets
Prepayments on research & development projects	4,438,122	9,776,505
Prepaid expense	1,516,723	1,841,935
Others	1,906	2,552,071
Total	5,956,751	14,170,511
Total other assets	6,253,772	14,478,577

Prepaid expense mainly consists of prepaid insurance expense.

As of March 31, 2023, prepayments on research & development projects amounted to €4.4 million compared to €9.8 million as of December 31, 2022, and consist of prepayments on clinical and R&D material production contracts.

Amounts in the category “Others” primarily relate to credit notes issued to the Company by CROs.

5.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of March 31, 2023 and December 31, 2022:

	As of March 31, 2023 (unaudited)	As of December 31, 2022
	(in €)
Financial assets at amortized cost
Non-current financial assets	7,969,071	2,900,902
Financial assets from government grants	3,434,048	732,971
Other current financial assets	62,779,179	64,791,088
Financial liabilities at amortized cost
Liabilities from government grants	1,175,487	6,209,266
Trade and other payables	4,616,092	4,987,538

As of March 31, 2023, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €73.6 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of March 31, 2023,  liabilities from government grants amounted to €1.2 million. Liabilities from government grants partly comprised funds received for advance payments to third parties. If goods or services from such third parties have not been received, corresponding amounts are not recognized as other income. The Company’s right to retain these funds is contingent on meeting all grant conditions.

6.	Cash and cash equivalents

	As of March 31, 2023 (unaudited)	As of December 31, 2022
	(in €)
Short-term deposits
Deposits held in U.S. dollars	3,357	3,422
Total	3,357	3,422
Cash at banks
Cash held in U.S. dollars	1,691,815	8,645,014
Cash held in Euro	402,078	7,616,918
Total	2,093,893	16,261,932
Total cash and cash equivalents	2,097,250	16,265,354

7.	Equity

During the three months ended March 31, 2023, the Company issued no shares under its at-the-market offering program (ATM).  Refer to Subsequent events for additional information regarding issuances under the ATM following March 31, 2023.

8.	Share-based payments

a)	Equity settled share-based payment arrangements

During its historical financing rounds prior to 2016, InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. in November 2017:

Number of share options	2023	2022
Outstanding as of January 1,	148,433	148,433
Exercised during the three months ended March 31	—	—
Outstanding as of March 31,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016 InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. in November 2017:

Number of share options	2023	2022
Outstanding as of January 1,	888,632	888,632
Exercised during the three months ended March 31	—	—
Outstanding as of March 31,	888,632	888,632
thereof vested	888,632	888,632

Number of share options	2023	2022
Outstanding as of January 1,	4,985,523	3,170,046
Granted during the three months ended March 31,	1,506,750	1,561,666
Exercised during the three months ended March 31,	56.304	—
Forfeited during the three months ended March 31,	—	(18,334)
Outstanding as of March 31,	6,435,969	4,713,378
thereof vested	4,474,219	2,846,155

The number of share options granted during the three months ended March 31, 2023 under the LTIP was as follows:

Share options granted 2023	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expecte d volatility	Expec ted life (midp oint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)

January 24	1,454,250	$2.11	0.9008	€1.90	$2.37	1.35	5.30	3.571%
January 24	52,500	$2.13	0.9008	€1.92	$2.37	1.35	5.50	3.565%
	1,506,750

Of the 1,506,750 options granted in the three months ended March 31, 2023, 1,223,500 were granted to members of the Executive Management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the three months ended March 31, 2023, the Company has recognized €1.2 million (ended March 31, 2022: €2.5 million) of share-based payment expense/(benefit) in the statements of operations and comprehensive loss.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

In the three months ended March 31, 2023, 56,304 shares were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €98 thousand. All of the share options exercised, in the three months ended March 31 were granted under the 2017 Long-Term Incentive Plan.

9.	Protective foundation

According to the Articles of Association of the Company, up to 110,000,000 ordinary shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s shareholders approved at the general meeting of shareholders the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank, or subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We believe that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be canceled by us.

In the three months ended March 31, 2023, the Company expensed €15 thousand (2022: €15 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

10.	Subsequent events

Emergency Use Authorization (EUA)

On April 4, 2023, the FDA issued an EUA for the emergency use of the Company’s monoclonal anti-C5a antibody vilobelimab, under the brand name Gohibic, for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation (IMV) or extracorporeal membrane oxygenation (ECMO).

Gohibic (vilobelimab) has not been FDA-approved for any indication, including for the treatment of COVID-19, but has been authorized for emergency use by FDA.

The emergency use of Gohibic is only authorized for the duration of the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biological products during the COVID-19 pandemic under Section 564(b)(1) of the U.S. Federal Food, Drug, and Cosmetic Act, 21 U.S. Code, §360bbb-3(b)(1), unless the declaration is terminated, or authorization revoked sooner. Currently for this declaration there is no impact by the planned expiry of the separate Public Health Emergency (PHE) declaration which relates to Section 319.

Equity

In April 2023, the Company issued 3,235,723 ordinary shares under its ATM program resulting in $15.7 million (or €14.4 million) in net proceeds. Following these and previous issuances under this program, the remaining value authorized for sale under the ATM program amounts to $19.0 million (or €17.4 million).

In April 2023, in an underwritten public offering, the Company sold and issued an aggregate of 10,823,529 ordinary shares, of which 1,411,764 were sold pursuant to exercise by the underwriters of an overallotment option. The ordinary shares were sold at a price of $4.25 per share and have a nominal value of €0.12 per share.  Proceeds of this offering after deducting $2.8 million (or €2.5 million) in underwriting discounts amounted to $43.2 million (or €39.1 million).